Gastar Exploration Ltd.

1331 Lamar Street; Suite 1080

Houston, Texas 77002

January 25, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gastar Exploration Ltd.

Withdrawal of Post-Effective Amendment No. 1 to Form S-1, File No. 333-127498

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gastar Exploration Ltd., a corporation formed under the laws of the Province of Alberta, Canada (the “Registrant”), hereby respectfully requests the immediate withdrawal of the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-127498) filed on January 10, 2006.

The Registrant is making this request because the Registration Statement was inadvertently filed as a POS AM post-effective amendment rather than a POS EX post-effective amendment. The Registrant is filing the appropriate Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 on January 25, 2006 as a POS EX post-effective amendment.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (713) 739-1800 or James M. Prince of Vinson & Elkins L.L.P. at (713) 758-2222.

Respectfully submitted,

GASTAR EXPLORATION LTD.

/s/ J. RUSSELL PORTER
J. Russell Porter Chief Executive Officer and President